
GHOST FLOWER
2020 Report

Dear investors,

2020 was an excellent year for Ghost Flower with YR/YR revenue growth of over 300%.   We completed our Wefunder equity raise in October with $304,000 being raised. We are both humbled and pleased that 333 new and existing investors decided to invest in Ghost Flower. These funds allowed us to fund our increase digital marketing efforts, build our Fall/Winter collection, and provide some much-needed working capital entering 2021. Our new Onesie collection and Luxury lines were mostly sold out during the Holiday season.

At our core, we are a health and wellness company with a mission to help women achieve their personal health related goals, both physical and mental.   Our activewear is specifically designed for wellness, as the energy channels and acupressure points are stitched and woven into the designs that serves as a self-care guide. Our Co-Founders who are experts in yoga, resistive stretching, acupuncture/acupressure, dance, and Pilates, also offer online classes showing how to get the most out of their Ghost Flower activewear. During the height of Covid, we found that many of our customers were becoming much more interested in the health and wellness aspects of our activewear including reading our blogs and signing up for our popular online classes lead by Co-Founder Bonnie Crotzer. Bonnie was recently featured in Vanity Fair for her class on flossing your fascia for better health and movement.

We have learned It takes time, talent, patience and capital to build a national brand. In 2020 we significantly ramped up our digital marketing effort which became a primary driver for our 300% revenue growth. We have doubled our customer base over the last year from 860 to 1600, with the majority in the United States, but we also had 70 new international customers, and as far away as New Zealand.   We are also pleased to have 1200 email subscribers with 75% of them already existing customers. Our customers are delighted with our products. We have mostly 5 Star reviews and a low of 10% returned, compared to an online industry average of 20-30%.

Having sufficient capital is a big challenge for early-stage growth companies like Ghost Flower as digital marketing is expensive to optimize and managing inventory efficiently is difficult due to relatively small volumes. Anticipating what your customers wants, how much to manufacture and what sizes is part of the learning experience.   After gathering Ghost Flower customer purchasing data over three major collections, we now have a much better understanding of what will sell, the number of units we need to stock, and the distribution of sizes. We also are getting a much better feel for the preferences of our customers as to styles and colors. That knowledge, combined with a plan to have 3-4 inventory builds a year verses 2, should significantly increase sell-through rates, increase inventory turns, and reduce the amount of inventory that ends up being sold at deep discounts. We also better understand our competitive advantage and must stay focused as we don't have the capital or bandwidth to compete directly against the larger firms. Our strategy is to carve out a high value niche by focusing on producing the highest quality activewear that include our unique energy channels and acupressure points sewn in and supplemented with online classes and instructional videos to build a loyal customer base.

We also understand that a business is not sustainable unless it eventually hits breakeven cash and then moves to growing positive earnings year after year.   In the online fashion Industry this takes time for a new national brand in a very competitive industry. Most of the capital goes to marketing and inventory builds plus needed staff, either contracted or permanent to run the business. Our modeling suggests we can get to breakeven cash at $750K revenues/year and start generating a profit at $1.5 million. That is our goal, and we are targeting breakeven cash in 2022 and profitability in 2023.   There are no guarantees that we will accomplish our goal since there are many variables in our business assumptions, and many out of our control.

Even though we have started out as a 100% online business we believe it's important to also have physical stores where our customers can see, touch, and try on our activewear. Most successful activewear brands do have a physical presence as well. We are envisioning a very different retail experience where we want to leverage our roots as a health and wellness company. We plan to build a flagship store not only where we sell our Ghost Flower products, but also a place where our customers can come to learn, relax, refresh and partake in our health and wellness classes and services that will be rooted in the integration of eastern and western medicine. We are in the planning stages for this endeavor and will likely be an important part of our next capital raise.

In summary 2020 was an exciting and solid growth year for Ghost Flower and we could not have accomplished what we did without the financial support of our 333 new shareholders. We look forward to another growth year and assuming we have another Wefunder raise this coming summer, we hope our current investors will participate again to help us build towards our future.

We need your help!

First and foremost, the best customer and the lowest acquisition cost comes from word-of-mouth. We would appreciate having our investors help us recruit new customers for Ghost Flower including friends, families, and business contacts.

We would also like to hear from our investors who have purchased Ghost Flower on what they like, and how we can improve, and ideas for new products.

We are also contemplating another fund raise this summer and we hope our current investors will once again participate in the coming round and help us recruit other investors as well.

Sincerely,

Susan Peebler

Founder, CEO

Robert Peebler

Co-Founder, Executive Chairman

Bonnie Crotzer

Co-Founder, Business Development Manager, NY

Kaita Mrazek

Co-Founder, Advisor

Our Mission

Our plan is to be a multi-million dollar, profitable company that sells fashionable activewear and related products and services that serve our mission. Phase II, planned for years 4-5, will be the launch of our first experiential Ghost Flower Wellness Center, which will include movement classes, oxygenated water therapy , acupressure and energy channel massage, a retail space for our activewear products, as well as a juice and food bar.

See our full profile



How did we do this year?

Resort Card

A-



The Good

We had year over year revenue growth of 300% driven by successful digital marketing including over 10,000 Instagram followers.

We made our WeFunder crowd funding goal of $300K.

A successful launch of fall/winter collection with many hot items selling out within 2-3 months.



The Bad

Covid seriously impacted our manufacturing adding cost and delays to our fall/winter collection.

Service issues in our LA fulfillment center caused us to make an expensive inventory transfer to a center in Texas.

Inventory turns are still much too high as we refine our sizing and item selections for new builds.

2020 At a Glance

January 1 to December 31



$217,903 +210%
Revenue



-$313,626
Net Loss



$0 [100%]
Short Term Debt



$331,131
Raised in 2020



$51,211
Cash on Hand
As of 12/31/20

INCOME | BALANCE | NARRATIVE

● Revenues ● Profit



$70,314

$217,903

$-382,106

$-313,626

2019   2020

Net Margin: -144%   Gross Margin: 38%   Return on Assets: -89%   Earnings per Share: -$519.25

Revenue per Employee: $108,952   Cash to Assets: 14%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 2020_Ghost_Flower_Financial_3_Statement.pdf   📄 SIGNED_RESTATED_Financial_Statements_Ghost_Flower_Inc_2019.pdf

We ♥ Our
324 Investors

324 Investors

Thank You For Believing In Us

Robert Peebler
Genevieve Bergman
Alan Rudo
James Murphy
Kendal Huntsman-Schmall
Wouter Van Tiel
Allan USARAGA
Michael S Anderson
Patrick Neason
James Gambucci
Claire Cocciole
Gary Jones
David Moore
Todd Lewandowski
Erin Johnson Tietz
James Morgart
Matt Weiss
Vadim Vagapov
Eric Raub
Arthur Huffman
Sulexan Chery
Aaron Sugarman
Medina Sarah Toraballly
Ramesh Manian
Puneet Gupta
Joseph Wold
Cody Clark
Stephen F. Branham
Rhonda Gail Barnes
Lydia Cyrkin
Elise Cossart-Daly
Jolene Richison
Michael E PARKER
Gordian Boteilho
Keith Hanson
Michelle Houston
Analila Grossman
Gary A Reneau
Heather Weis
Eric C Heiberg
Dan TRAN
Katie Wang
Armstrong Mnyama
Lena Capapas
Nabor Rodriguez
Alec Amaya
John Brooks
Tom Harvey
Dennis Ramos
Alfredo Gomez
Jeremy Edward Skywolf ...
Howard Harding
Longkill Group LLC
John Wayne S. III
Sean Stobart
Tom Mastoris
Megan Moran
Paul Regalia
Charlene Myers
Cahit Cenk Celik
Paula Smith
Richard A Harriman
Glen VanderKloot
Michael L Brown Sr
Sean Porter
Bryan Peebler
Jeffrey B Wright
Amandeep Parhar
Edward Burns
Sagar Raste
Christopher Niemann
Jennifer Anne LeBourveau
Alexandre Miranda
Peter Costello
Kathleen Bell
James Greenleaf
Mary Timmons
Linda Choi
Michael Hayes
William R Jones
David Rucci
Judith Snyder
Teresa Pasricha
Fikadu Sirur
Janice Delvecchio Reneau
Azucena Gee
Mark Tremmel
Sheila Waterman
Mo Taherzadeh
Amer Dastgir
Chloe Kernaghan
Carolyn Rhone
Robert Holder
Rhonda Cho
Patrick Mellor
Kelly Ray
Georgios Papadimitriou
Alicia McCalla
Johnson Hor
Bob Oppermann
Christopher J Reed
David Thoman
Daniel DeWalt
Deborah Oettinger
Jillian Alahaydoian
Chris Schilling
Melvin Daniels
Jon Pendergrass
Chris Smith
Welton Egerton
James Molnar
Wilkie Lai
Nicole Braley
Blair Ferguson
Susan Reilly
Elizabeth Mastoris
Frank Burgess
Orianne Siankam
Eric Reiff
Bil Corry
Emmett ATKINS
Juan Sanchez
Wen Chun Greene
Steve Kwak
Lynette Johnson
James Hollis
Karthik Thenkondar
Jon Van Vleck
Eric Schreiber
Luis Elier Rodriguez
Dorothy Bautista Silvestre
Samuel Cruz
Davinder Sharma
Martin Nwosu
Christopher Paul
Pradeep Anand
Talal Abdalla
Christina Pasricha
Justin Lonsdale
Dylan Lueth
Paul J Chambers
Stephen Peyton
Karen Kelley
Jasper Gallo
Linda Fraser
Robert Wright
Wayne Warner
Murray Roth
Catherine Pelletier Herna...
Chelsey Shockley
Glenn Hauer
Frank Priefler
Brendan Knott
Kenneth Gilmore
Rick Orzalli
Gregory F Bower
Andrew Powell
Christopher Lamont
Andrew Webster
Malek BOHSALI
James M Lapeyre Jr
William and Leslie Mastoris
Yunjie Bi
Eric Heacock
Jacobus Dirk Spreeuwen...
Tiki Nelson
Paul Glamos
Philip Ward
Richard Garcia
Paul Kapsar
Lorene Evans
Adejoke Paul
Robin Silvers
Gary Caplan
Miguel A Flores
Carol Cahill
Bader Zohdi
Nirmal Patel
Lisa Averyhart
Joanne Florek
Rebecca Urciuolo
Lynn Luehwesmann
Elijah Greene
Simon Grant
Jacqueline A Wigder
Cat Meyer
Kim Oppenheim
Nicola Spieser
Leon Holiday
Scott Underwood
Kirit K Patel
Suman Purumandla
Christina Truax
Dave Moffat
Benjamin Paine
Kerry Goldstein
Caroline Kinsolving
Mike Peebler
Jeannie Sajonas
Ronald Sylvester Allen
W. TAYLOR
Kevin Anthony
Raymond Hayes
Dr. Pete I. Maduka-Okafor
David Wong
Susan Peebler
Michael Feinberg
John M Hopper
Nataly De La Pena
Deasha Hamilton
Apurva Shah
Lawrence Chong
Barrilynn Spaulding
David Antoine
Curtis Callaway
Patrick Watkins
Amber Drake
Lauren Cheney
Brad Dancer
Robert H Fowler Zjr
Christine Provine
Paulina McGrath
Preston Boayue
Diane K Kuecken
Felix Heinrich
Sandra Wong
Aaron Wayne Carpenter
Robert Maonera
Jimmy Roger Leake
Elena Hoskin
Laurelle Holley
Konna Raub
Daniel Gonzalez
Kenneth Stricklen
Roger Nurse
Michael Vischi
Richard McIntire
Hatem Rowaihy
Keely Jackson
Michael Krieger
Dawn Chapman
Joan Rodriguez
Kim Morris
David Lanfair
David M Crenshaw
Stacey Rae Gibbs
Samuel E Etta
Richard Cristancho
Jeffrey N. Vargas
Joyce Dinyar
Paolo Lauretti
Jill Prabucki
Rob Horrocks
Adam Hansen
Brad Chisum
Chris Goroleski
Gerald S Robb Jr
Lachezar Tolev
David Ellegant
Vinay S
Paige Harwell
Joe Hitselberger
Emilie Brown
Mamoni Mitchell
Lenora Ashford
Serena Harriman
Joseph Jeffrey
Ryan Stone
Lokesh Wuluvarana
Sancha Rai
William Johnson, IV
David Torraca
Joel Newman
Gina Parodi De Reid
Christopher Bari
Paul McCulloch
Kyle DeWoody
Alice York
John Brown
Toni Sutherland
Tony Capobianco
Rowell Marcos
Frank Palazzolo
Sushanto Calatur
Myron Stout
Eric Lori Johnston
Tabatha Atoa-Jakobs
Joel Hunter Ward
David Rawlings
Vanessa Manohar
Tiago Nakamura
Sandrine Gadol
John Arthur Anderson III
Philip A Cristancho
Earl Greene
Steven James Rogers
Maggie Montaigne
Mickey Altman
Denese D. Van Dyne
Richelle Rice
Sasikala Vemulapalli
Leonard Anemer
Jhari Baskota
Ryan Stockmal
Jorge Partida Jr
Donald Price
Jesse Medina
Kuean Thye LIM
CLARKE THORELL
Lawrence Copeland III
Cynthia Hankins
Davonda Smith
Niki Pasricha
Erika SPinnickie
Brian Joseph Lehr
Robert Lee McCullah
Jarar Shah
Lartey Woods
Amy Swinford
Charles Bowie
Tammy Tibbles
Robyn Squires
Danelle Stanford
Vijay Konduru

Thank You!

From the Ghost Flower Team



Susan Peebler
Founder, CEO



Robert Peebler
Co-Founder, Executive Chairman



Bonnie Crotzer
Co-Founder, Business Development Manager, NY



Kaita Mrazek
Co-Founder, Advisor



Dr. Daniel Keown MCEM, MBChB, Lic. Ac.
Chief Scientist

A practicing doctor, emergency physician, and acupuncturist. He is a best selling author, bridging the divide between Western and Eastern medicine with his two books, "The Spark in the Machine", and "The Uncharted Body".



Tali Rechnitz
Production Manager

Manages production of clothing, trim and packaging manufacturers as well as assisting in inventory management and other operational support roles.



Ulises Mancia
Pattern and Fit Specialist

Master problem solver and pattern maker; created all of Ghost Flower's pattern blocks.



Miranda Luebkeman
Digital Marketing Manager

An accomplished Digital Marketing expert that specializes in fashion and other consumer products.





Jessie Donahue

Brand Strategist

Helping position Ghost Flower in the luxury health & wellness activewear space.

Brad Saranecki

Chief Marketing Officer

Redesigned the Ghost Flower Website to elevate the brand plus coordinating all marketing functions across the team.